EXHIBIT 99-3

STATEMENT OF SINGLE BOND COVERAGE

In accordance with Rule 17g-1(g)(1)(ii)(c), set forth below is the amount Pioneer Multi-Asset Real Return Fund would have provided and maintained under a single insured bond had it not been named as an insured under a joint Investment Company Blanket Bond.

Registrant	Amount of Bond (in dollars) 5/03/10
Pioneer Multi-Asset Real Return Fund	250,000